Hi

In prior postings or emails, I've related the exciting journey we've been on at Stellaris, developing an amazing technology that lets windows generate electricity, all while preserving window views. Development is completed, automated manufacturing is in place, and we're embarking on commercial sales.

To do so, we now need to begin a serious effort to scale manufacturing, partner with major window and glass companies, develop our sales channel and generate revenue. To get us to positive cash flow and profitability, we are embarking on a round of crowdfunding. For those of you not familiar with equity crowdfunding, it's a relatively new SEC regulation that allows non-accredited (i.e., not rich) and accredited investors to invest in startups.

To get started, we're doing a soft launch with a "Test the Waters" (TTW) campaign to gauge interest in the new funding round. Here is the link to our Wefunder TTW:

https://wefunder.com/stellaris.corporation/join

I'd be honored if you would review our TTW campaign page and consider making an indication of interest. Again, thank you so much for your interest and I hope you'll consider helping us on our important journey.

Best regards,

Jim

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.